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                           April 26, 2022

       Duncan Peyton
       Chief Executive Officer
       4D Pharma PLC
       5th Floor, 9 Bond Court
       Leeds
       LS1 2JZ
       United Kingdom

                                                        Re: 4D Pharma PLC
                                                            Registration
Statement on Form F-3
                                                            Filed April 21,
2022
                                                            File No. 333-264419

       Dear Mr. Peyton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Steven Bernard